Exhibit 99.1

Hollysys Announces Receipt of a Non-Binding “Going Private” Proposal

Beijing, China – December 10, 2020 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that its board of directors received an unsolicited non-binding proposal letter, dated December 7, 2020, from a consortium comprised of Mr. Baiqing Shao, Ace Lead Profits Limited and CPE Funds Management Limited, to acquire all of the outstanding ordinary shares of the Company for $15.47 in cash per ordinary share. The Company’s board of directors is consulting with its legal advisors and will evaluate the proposal accordingly. In the meantime, the Company’s shareholders are strongly advised to take no action in relation to the proposal.

The Company’s board of directors cautions the Company’s shareholders and others considering trading in the Company’s securities that no decisions have been made with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the proposal or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to these or any other transactions, except as required under applicable law.

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About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. Hollysys had cumulatively carried out more than 30,000 projects for approximately 17,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

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Contact information:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com